Exhibit 3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(US dollars, in accordance with Canadian GAAP)

Prepared November 7, 2005 for the nine months ended September 30, 2005. The following discussion includes references to United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars and Canadian dollars are referred to as C$.

The following discussion of the financial condition and results of operations of Peru Copper Inc. should be read in conjunction with our interim consolidated financial statements and related notes. This section contains forward-looking statements that involve risks and uncertainties. Peru Copper’s actual results may differ materially from those discussed in forward-looking statements as a result of various factors, including those described under “Forward-Looking Information.”

As a Canadian public company, we are required to disclose mineral resources and mineral reserves in accordance with Canadian regulations. The following discussion of mineral resources is based upon the required standards in Canada and differs from the requirements of the Securities and Exchange Commission (“SEC”). The mineral resources reported below are not “proven reserves” nor are they “probable reserves” as those terms are defined by the SEC.

Forward-Looking Information

This management discussion and analysis (“MD&A”) contains certain forward-looking statements and information relating to Peru Copper Inc. (“Peru Copper” or the “Company”) that are based on the beliefs of its management as well as assumptions made by and information currently available to the Company. When used in this document, the words “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such forward-looking statements relate to, among other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration of the Company’s exploration property. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievement of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements.

History and Corporate Structure

Peru Copper was incorporated on February 24, 2004 under the Canada Business Corporations Act. Peru Copper is a holding company, and conducts its business through its wholly-owned subsidiary, Peru Copper Syndicate Ltd., a Cayman Islands company which beneficially owns 100% of Minera Peru Copper S.A., a Peruvian company.

On October 6, 2004 the Company completed its Initial Public Offering and commenced trading of its common shares and share purchase warrants on the Toronto Stock Exchange under the trading symbols of “PCR” and “PCR.WT”

On April 15, 2005, the Company’s registration statement filed with the Securities and Exchange Commission in the United States became effective. On April 19, 2005, the Company’s common shares and share purchase warrants commenced trading on the American Stock Exchange under the trading symbols “CUP “and “CUP.WX”.

On April 26, 2005, the Company announced an updated independent resource estimate for its Toromocho Project which includes 1.58 billion tonnes of measured and indicated mineral resource at an average copper equivalent grade of 0.68% and 257 million tonnes of inferred material at an average copper equivalent grade of 0.58%.

On June 20, 2005, the Company announced the results from testing of seven composite samples that are metallurgically representative of the Toromocho deposit. The samples resulted in a concentrate assay of 26.9% copper and a copper recovery between 86% and 87%.

On October 5, 2005, the Company announced an updated independent resource estimate for its Toromocho Project which includes 1.8 billion tonnes of measured and indicated mineralized material at an average copper equivalent of 0.68%. The resource estimate also including an additional 241 million tonnes of inferred material at an average copper equivalent grade of 0.57%. Toromocho is now estimated to have over 21 billion pounds of contained copper and over 700 million pounds of molybdenum.

On October 17, 2005, the Company announced that it has hired SNC-Lavalin of Montreal, Quebec, Canada to conduct the Prefeasibility Study for the Toromocho Project. The Study should be completed early in 2006.

Peru Copper has continued its efforts to date to advance the Toromocho Project and is now ready to move to the next phase of development of the Project. On November 7, 2005, the Company announced it has retained UBS Investment Bank as its financial advisor to assist the Company in evaluating strategic alternatives to maximize shareholder value from its Toromocho Project. These alternatives may include a sale of a portion of the project to a strategic partner to assist in the development of the Toromocho Project; a sale of the project; or development of the Toromocho Project by the Company itself.

The following discussion provides an analysis of the financial results of Peru Copper for the three and nine month interim periods ended September 30, 2005 and 2004, giving effect to the share exchange between Peru Copper Syndicate Ltd. and Peru Copper Inc. on April 30, 2004.

Overview

Peru Copper is involved in the acquisition and exploration of potentially mineable deposits of copper in Peru. On June 11, 2003, Peru Copper entered into the Toromocho Option Agreement (“Toromocho Option”) with Empresa Minera del Centro del Peru S.A. (“Centromin”), a Peruvian state-owned mining company, whereby Centromin granted the Company the option to acquire its interest in the mining concessions and related assets of the Toromocho Project. Two addendums to the Toromocho Option were entered into, one on November 12, 2003 and the other on August 26, 2004. The Toromocho Option has a one-year term that may be extended annually, up to a maximum of five years to June 11, 2008. In June 2005, Peru Copper provided Centromin with notice to extend the agreement for a third year.

The Toromocho Option requires us to fulfill certain minimum expenditure requirements in order to maintain the Toromocho Option in good standing. In the first two contract years, ending June 11, 2005, Peru Copper expended $14.3 million, meeting its minimum investment requirement for the entire Toromocho Option.

Upon exercise of the Toromocho Option, Peru Copper would enter into a Transfer Agreement with Centromin to transfer Centromin’s interests in the mining concessions and related assets to the Company. The Transfer Agreement requires that Peru Copper deliver a performance bond or letter of credit in the amount of $30.0 million towards required development obligations.

In 2004, the Company purchased partial interests in ten concessions located near the Toromocho concessions. Four of these interests are now the subject of litigation (please see “Litigation, Claims and Assessment”).

In 2004, Peru Copper completed a treasury private placement and initial public offering (“IPO”), which raised gross proceeds of $56.9 million to support the development of the Toromocho Project. These funds give Peru Copper the financial ability to continue the exploration of the Toromocho Project and to complete a feasibility study.

Results of Operations

The updated Independent Mining Consultants Inc. (“IMC”) mineral resource estimate for Toromocho is based on 116,240 meters of drilling, which includes drilling completed by Peru Copper through August 2005, combined with 42,000 meters of prior drilling by Cerro de Pasco and Centromin.

The IMC report shows a central core of measured and indicated resource, based on a copper equivalent cut-off grade of 0.60%, of 967 million tonnes at an average grade of 0.60% copper and 0.88% copper equivalent. At a copper equivalent cut-off grade ranging from 0.27% to 0.59%, the measured and indicated resource increases by an additional 867 million tonnes at an average grade of 0.32% copper and 0.45% copper equivalent. The total measured and indicated resource of 1.8 billion tonnes is estimated to contain 21.0 billion pounds of copper and 700 million pounds of molybdenum. The stripping ratio for the entire deposit is reported by IMC to be 0.35 tonnes of waste to 1 tonne of mineralized material.

The Company’s metallurgical testing program has been successful in producing copper concentrates using ore from the Toromocho deposit and a traditional flotation process.

A total of 86,000 meters of drilling have now been completed by the Company through the end of September 2005. An additional 42,000 meters was drilled by Cerro de Pasco Corp. and Centromin, prior to the Company’s involvement with the project, which brings the total amount of drilling at Toromocho to over 128,000 meters. Metallurgical testing continues using samples from both Phase 1 and Phase 2 drilling. The Company recently reported results from seven composite samples that are metallurgically representative of the Toromocho deposit. The arithmetic average of the samples resulted in a concentrate assay of 26.9% copper and a copper recovery that varies between 86% and 87%. A key component of the Phase 2 work plan is a Prefeasibility Study by SNC-Lavalin. Subsequent to the Prefeasibility Study a full feasibility study will follow in 2006.

For the Three and Nine Months Ended September 30, 2005

The Company prepares its financial statements in accordance with accounting policies and practices generally accepted in Canada (“Canadian GAAP”) and in U.S. dollars. For the third quarter of 2005, the Company recorded a loss of $0.8 million as compared to a loss of $0.5 million for the same period in 2004. Peru Copper’s administration expenses increased to $1.1 million for the third quarter of 2005, from $0.5 million for the 2004 period, primarily as a result of new operating expenses incurred from the increase in corporate activities and an increase in stock-based compensation. Peru Copper expenses all costs not directly related to its exploration and drilling efforts at the Toromocho Project. The Company capitalizes all stock-based compensation of the vesting of options to employees and consultants that work directly on the Toromocho Project. All other stock-based compensation is expensed. In the current quarter, stock-based compensation of $0.5 million was expensed in respect of the vesting of options to directors, officers, employees and consultants, compared to $0.1 million in the third quarter of 2004. Accounting and legal fees increased to $0.2 million primarily due to the costs associated with meeting filing obligations in Canada as well as the United States.

Additionally, Peru Copper incurred salary and director fees of $0.2 million during the quarter, compared to $0.03 million in the third quarter of 2004. These expenses were offset by $0.2 million of interest earned on cash balances. The Company maintains its cash and short-term, low risk investments in institutions with high credit worthiness.

All of the Company’s $13.7 million of exploration expenses during the nine months ended September 2005 have been capitalized under Canadian GAAP as exploration properties and all administration expenses of the Company have been expensed. Included in the $13.7 million are: $5.7 million for drilling of 40,000 meters; salaries and consulting of $2.3 million; assays and sampling of $0.7 million; supplies and general of $1.6 million; a royalty advance of $1.0 million, value added tax of $1.4 million; stock-based compensation of $0.4 million; acquisition an lease of $0.4 million and other costs of $0.2 million. The Company has 64 employees and several consultants working on the Toromocho Project.

For the nine months ended September, 2005 the Company recorded a loss of $2.3 million as compared to a loss of $0.7 million for the same period in 2004. Administrative expenses for the 2005 year to date totaled $3.0 million, up from $0.7 million in the same period in 2004, again due to an increase in corporate activities as a result of the Company becoming publicly traded in Canada in October 2004 and in the United States in April 2005. Stock-based compensation for the period totaled $1.3 million, compared to $0.2 million for the nine months ended September 30, 2004. Accounting and legal increased to $0.7 million, compared to $0.06 million for the same period in 2004. Salary and directors fees total $0.4 million for the nine months ended September 30, 2005, compared with $0.1 million for the same period in 2004. Interest earned over the nine month period ending September 30, 2005 totaled $0.7 million, compared to $0.04 million in the prior period.

Cash Flows

Cash used in operating activities in the three months ended September 30, 2005 was $1.2 million as compared to cash used in the three months ended September 30, 2004 of $0.03 million. Cash used in operating activities for the nine months ended September, 2005 totaled $0.7 million, compared to $0.04 million used in the same period in 2004. The cash used in operating activities relates primarily to the payments of accounts payable and accrued liabilities on the Company’s exploration activities and the administration expenses of the Company.

Cash used in investing activities in the three months ended September 30, 2005 of $4.6 million is substantially all for capitalized expenditures on the Toromocho Project, as compared to $4.6 million in the three months ended September 30, 2004. Cash used in investing activities for the nine months ended September 30, 2005 totaled $14.8 million, up from $6.6 million for the same period in 2004.

Cash from financing activities in the three months ended September 30, 2005 was comprised of $0.8 million from the exercise of 567,330 Broker warrants agent options at C$1.65 per share. Cash used in financing activities in the three months ended September 30, 2004 was comprised of share issuance costs and repayment of related parties. Cash from financing activities in the nine months ended September 30, 2005 includes the exercise of 567,330 Broker warrants and 200,000 Agent options. Cash from financing activities in the nine months ended September 30, 2004 was comprised of net proceeds of $11 million on the issuance of 8,571,429 units in a private placement for gross proceeds of $12 million.

In summary, for the three months ended September 30, 2005, total cash decreased by $5.0 million as compared to a decrease in cash of $4.6 million for the three months ended September 30, 2004. For the nine months ended September 30, 2005, total cash decreased by $14.7 million, as compared to increase of $4.2 million in the prior period.

Summary of Quarterly Results

The following table sets out selected unaudited quarterly financial information of Peru Copper and is derived from unaudited quarterly consolidated financial statements prepared by management. The Company’s interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and expressed in US dollars.

Period	Revenues	Income (Loss) from Continued Operations and Net Income (loss) in Millions	Basic and Fully-Diluted Income (Loss) per Share from Continued Operations and Net Income (loss)
3rd Quarter 2005	Nil	$(0.8)	$(0.01)
2nd Quarter 2005	Nil	$(0.8)	$(0.01)
1st Quarter 2005	Nil	$(0.7)	$(0.01)
4th Quarter 2004	Nil	$0.4	$0.00
3rd Quarter 2004	Nil	$(0.5)	$(0.01)
2nd Quarter 2004	Nil	$(0.2)	$(0.00)
1st Quarter 2004	Nil	$(0.01)	$(0.00)
4th Quarter 2003	Nil	$(0.002)	$(0.00)

2nd Quarter 2005 includes a foreign exchange loss of $0.01 million, interest income of $0.2 million, stock-based compensation of $0.5 million, and recovery on the costs related to listing on the American Stock Exchange of C$0.25 million. Without these items, the administrative costs of the Company during the period were $0.6 million, which is comparable to costs of $0.6 million in the prior quarter.

1st Quarter 2005 includes a foreign exchange loss of $0.04 million, interest income of $0.2 million and stock-based compensation of $0.4 million. Without these items, the administrative costs of the Company during the period were $0.6 million, comparable to the prior quarter.

4th Quarter 2004 includes a foreign exchange gain of $1.2 million, interest income of $0.2 million and stock-based compensation of $0.5 million. Without these items, the administrative costs of the Company during the period were $0.5 million. Administrative costs increased over the prior quarter due to expenses associated with the Company’s US listing application and the additional administrative costs of being a public company.

3rd Quarter 2004 includes stock-based compensation of $0.1 million. Without stock-based compensation, the administrative costs for the quarter were $0.3 million. Costs increased from the prior quarter due to increased costs associated with being a public company.

2nd Quarter 2004 includes stock-based compensation of $0.1 million. Without stock-based compensation, administrative costs were $0.1 million.

Liquidity and Capital Resources

Peru Copper had cash and cash equivalents of $26 million at September 30, 2005 as compared with $40.7 million at December 31, 2004. On September 30, 2005, $24.5 million was held in US dollars.

Peru Copper had a working capital of $26.7 million and $41.4 million as at September 30, 2005 and December 31, 2004, respectively.

We expect that the cash and cash equivalents will be sufficient to pay for the continued exploration and general and administrative costs of the Toromocho Project through the end of 2006. Depending upon developments during Peru Copper’s exploration phase, the pace of expenditures and other general and administrative costs could increase or decrease. We have not attempted to secure sources of additional financing to fund future expenditures for the period beyond 2006. However in the event that the pace of expenditures increases, we plan to secure future financing from issuance of additional equity, debt, or financing from other sources.

Peru Copper’s opinion concerning liquidity and its ability to avail itself in the future of the financing options mentioned in the above forward-looking statements are based on currently available information. To the extent that this information proves to be inaccurate, future availability of financing may be adversely affected. Factors that could affect the availability of financing include Peru Copper’s performance (as measured by various factors including the progress and results of its exploration work), the state of international debt and equity markets, investor perceptions and expectations of past and future performance, the global financial climate and drilling and metallurgical testing results from the Toromocho Project.

Outlook and Capital Requirements

The net proceeds received from the IPO and the treasury private placement in 2004 enables Peru Copper to continue with its exploration program of the

Toromocho Project and complete a feasibility study. The Company has met its $12 million expenditure requirements under the Toromocho Option Agreement. Qualifying expenses included technical, environmental and financial studies, prospecting and exploration, construction work and purchases of mining machinery and equipment required for exploration, environmental remediation, insurance, freight, tariff duties and taxes that cannot be recovered as a tax credit, financial costs of exploration, access to use of surface land, and payments of annual mining concession fees.

Each year during the option exercise period, Peru Copper must provide a letter of credit in favor of Centromin in an amount equal to its minimum required expenditures for the following year reduced by certain amounts previously paid. Peru Copper has provided a letter of credit in the amount of $2.0 million in favor of Centromin in connection with the extension of the term of the option exercise period for a third year from June 12, 2005 to September 27, 2006.

On September 15, 2004, Peru Copper paid $1.0 million toward the Social Trust Fund of Centromin and on September 15, 2005, Peru Copper paid an additional $1.0 million. These payments are paid toward the Environmental Sanitation Fund of Centromin; the $1.0 million paid in 2005 represents an advance payment of future royalties.

Foreign Currency Exchange Rate Risk

All of Peru Copper’s activities are located in Peru, with the exception of a small administrative office in Canada. Peru Copper’s future profitability could be affected by fluctuations in foreign currencies relative to the United States dollar and Canadian dollar. Peru Copper has not entered into any foreign currency contracts or other derivatives to establish a foreign currency protection program.

Litigation, Claims and Assessment

On January 26, 2005 Compania Minera Natividad (“Natividad”), which is owned by Pan American Silver Corporation, filed suit against Minera Peru Copper S.A. (the Company’s subsidiary in Peru). Natividad disputes the Company’s 2004 acquisition of interests in four mineral claims in which it owns a 50% interest. Natividad is the owner of the other 50% of the concessions and claims a right of first refusal to the interests acquired by Peru Copper. Should Natividad be successful in its lawsuit, it would take the place of the Company as owner of the disputed interests and would have to pay the Company whatever monies were paid by the Company to acquire the interests. The Company believes that its claims were validly purchased in accordance with applicable Peruvian law and is defending its position.The legal process is underway and may be expected to continue for several months. The four concessions that are subject to the lawsuit are not, in the opinion of the Company, material to its development of the Toromocho Project.

On May 9, 2005, the Company entered into purchase agreements whereby it can acquire up to $9.6 million of loans receivable from various lender institutions in Peru for payments totalling $3.1 million. As of September 30, 2005, the Company has paid or accrued $1.3 million relating to the acquisition of these loans. The majority of the remaining payments of $1.7 million are contingent upon certain judicial and bankruptcy proceedings in Peru. The borrower of the purchased loans owns mining concessions and surface rights adjacent to the Toromocho Project.

Subsequent to the acquisition of the loans, the Company filed an application to place the borrower into bankruptcy proceedings. On August 4, 2005, the bankruptcy agency ruled against the Company’s application. The Company has appealed the ruling and believes the ruling will be overturned. Additionally, on August 10, 2005, the borrower has filed an injunction against the Company from acquiring additional loans, in which it seeking damages of $15.0 million. The Company believes that these claims made by the borrower are without merit and has filed an appeal to the injunction.

$1.0 million of the loans receivable acquired are secured by certain mining concessions in Peru. In February 2005 a court approved the foreclosure of the mortgage. However the borrower has appealed the decision. The Company intends to pursue enforcement of the foreclosure.

Forward Sales, Options and Other Commitments (including Off-Balance Sheet Arrangements)

We have no forward sales, option contracts, or other off-balance sheet arrangements.

In addition, the Company has no material commitments for expenditures that may not be cancelled by the Company or that extend beyond one year.

Related Party Transactions

During the nine month period ended September 30, 2005, certain directors provided consulting services to the Company, either directly or through companies owned by them. A company controlled by David Lowell was paid $100,000. Catherine McLeod-Seltzer was paid $22,500, and Pathway Capital Ltd., a company owned by David De Witt, was paid C$54,000 in consulting fees.

In addition, Pathway Capital Ltd. provides certain management services including, but not limited to, secretarial services, general administrative and shareholder services, pursuant to a management services agreement executed on November 1, 2004. The agreement provides for reimbursements for certain specified staff and reimbursement of out-of-pocket expenses, including C$1,250 per month attributable to overhead, which includes office space. As at September 30, 2005, Pathway Capital Ltd. has received $60,165 in reimbursements related to this agreement.

We continue to sublease an apartment in Lima, Peru, which is owned by Charles Preble, the Company’s chief executive officer, president and director at a monthly rental of $800. The apartment is for use by David Lowell, our executive chairman, director and one of the co-founders. The monthly rental is based on prevailing market rates for similar apartments in the area.

Critical Accounting Policies

The details of the Company’s accounting policies are presented in note 2 of the 2004 annual consolidated financial statements. The following policies are considered by management to be essential to understanding the processes and reasoning that go into the preparation of the Company’s financial statements and the uncertainties that could have a bearing on its financial results:

Resource Properties

The Company capitalizes all costs related to investments in mineral property interests on a property-by-property basis. Such costs include mineral property acquisition costs, and exploration expenditures including interest on the required guarantee. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, the property sold or the Company’s mineral rights allowed to lapse.

All deferred mineral property expenditures are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve or the Company’s assessment of its ability to sell the property for an amount less than the deferred costs, provision is made for the impairment in value.

The ability to achieve estimated quantities of recoverable minerals from undeveloped mineral interests involves various risks and uncertainties regarding future cash flows from future production, commodity prices, operating costs, capital costs and reclamation costs. It is possible that changes in estimates could occur which may affect the expected recoverability of the Company’s investments in exploration properties.

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values. These costs are depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the claims allowed to lapse.

Stock-based Compensation

The Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870 “Stock-based Compensation and Other

Stock-based Payments”, which requires fair value accounting for all stock options issued during the year. When determining the volatility factor and length of options for its stock-based compensation assumptions, management of the Company is required to make estimates for the future volatility of its shares and the length of time stock options will remain unexercised. Management has used volatility assumptions based upon historical volatility of a basket of copper exploration companies because Peru Copper did not have publicly traded shares prior to October 2004. In addition, management has assumed that 100% of the options will be exercised and will remain unexercised until immediately prior to their expiry date. These assumptions may not necessarily be an accurate indicator of future volatility.

Outstanding Share Data

The following is a summary of the Company’s outstanding share data as of November 7, 2005.

Common Shares

A total of 95,956,474 common shares are outstanding.

Common Share Purchase Warrants

A total of 21,862,659 common share purchase warrants are issued and outstanding, with each warrant entitling the holder thereof to purchase one common share of the Company at a price of $2.00 per share on or before March 18, 2006.

Other Convertible Securities

A total of 174,688 Agent options are issued and outstanding, with each Agent’s option entitling the holder to purchase one common share of the Company at a price of $1.40 per share on or before March 18, 2007.

A total of 7,513,000 stock options are issued and outstanding, with expiry dates ranging from February 24, 2009 through May 5, 2010. All stock options entitle the holders to purchase common shares of the Company.

Additional Sources of Information

Additional sources of information regarding Peru Copper Inc. is on SEDAR at www.sedar.com and is on the Company’s website www.perucopper.com.